                        [PRICE WATERHOUSE LLP LETTERHEAD]


August 6, 1996


                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of The McKinley Group, Inc.


      In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of The McKinley Group, Inc. at December 31, 1994 and 1995 and at June 30, 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, and for the six months ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency and is not in compliance with certain covenants underlying outstanding bank borrowings. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      On August 6, 1996, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with Excite, Inc. Upon the effectiveness of the Agreement, the Company's stockholders will exchange all of their shares of Common Stock for shares of Common Stock of Excite, Inc., in a business combination to be accounted for as a pooling of interests.


/s/ Price Waterhouse LLP
San Jose, California

                            THE MCKINLEY GROUP, INC.

                                 BALANCE SHEETS

                                                                                       December 31,                    June 30,
                                                                             -------------------------------         ------------
                                                                                1994                1995                 1996
                                                                             -----------         -----------         ------------
ASSETS
Current assets:
   Cash and cash equivalents ........................................        $     1,000         $   153,200         $     18,200
   Short-term investments ...........................................                 --             357,700                   --
   Restricted investments ...........................................                 --             452,300              339,700
   Accounts receivable, net .........................................              3,400             154,100              279,900
   Employee advances ................................................             32,400             100,000                8,000
   Other current assets .............................................              5,200              26,800               74,300
                                                                             -----------         -----------         ------------
         Total current assets .......................................             42,000           1,244,100              720,100

Property and equipment, net .........................................             69,600             766,300            1,283,000
Other assets ........................................................             20,200              58,400               63,000
                                                                             -----------         -----------         ------------
                                                                             $   131,800         $ 2,068,800         $  2,066,100
                                                                             ===========         ===========         ============

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Bank and margin account borrowings ...............................        $        --         $   796,000         $  1,100,000
   Accounts payable .................................................             82,600             658,300            2,448,700
   Accrued liabilities ..............................................            112,400             500,200            1,069,500
   Payable to Netscape Communications Corp. .........................                 --                  --            3,500,000
   Deferred revenues ................................................                 --             105,000            1,635,100
   Notes payable - related parties ..................................            221,000              36,900            1,076,900
   Notes payable - other, current portion ...........................            107,500              66,000              100,000
   Capital lease obligations, current portion .......................                 --             152,500              365,100
                                                                             -----------         -----------         ------------
         Total current liabilities ...................................           523,500           2,314,900           11,295,300

Notes payable - other, less current portion .........................            100,000             284,000                   --
Capital lease obligations, less current portion .....................                 --             320,500              528,000
                                                                             -----------         -----------         ------------
         Total liabilities ..........................................            623,500           2,919,400           11,823,300
                                                                             -----------         -----------         ------------

Commitments and contingencies (Note 7)

Stockholders' deficit:
   Preferred Stock; no shares issued and outstanding ................                 --                  --                   --
   Common Stock, 4,908,750 Series A shares and no Series B shares issued and outstanding as of December 31, 1994; 7,216,104
     Series A shares and no Series B shares issued and outstanding as of December 31, 1995; 7,241,103 Series A shares and 96,875
     Series B shares issued and outstanding as of June 30, 1996 .....              9,200              32,200               33,400

   Additional paid-in capital .......................................             98,700           2,826,600            4,399,500
   Deferred stock option compensation ...............................                 --             (83,400)             (48,500)
   Unrealized gain on marketable equity securities ..................                 --             152,300               39,700
   Accumulated deficit ..............................................           (599,600)         (3,778,300)         (14,181,300)
                                                                             -----------         -----------         ------------
         Total stockholders' deficit ................................           (491,700)           (850,600)          (9,757,200)
                                                                             -----------         -----------         ------------
                                                                             $   131,800         $ 2,068,800         $  2,066,100
                                                                             ===========         ===========         ============

   The accompanying notes are an integral part of these financial statements.

                                             THE MCKINLEY GROUP, INC.

                                             STATEMENTS OF OPERATIONS


                                                                                       Six Months Ended
                                            Year Ended December 31,                        June 30,
                                         -----------------------------         --------------------------------
                                            1994               1995               1995                 1996
                                         ---------         -----------         -----------         ------------
                                                                               (Unaudited)
Revenues:
   Advertising ..................        $  56,700         $     2,000         $        --         $    548,200
   License fees .................               --             366,800              10,000              274,300
   Other ........................          153,100             149,600              81,700               95,300
                                         ---------         -----------         -----------         ------------
         Total revenues .........          209,800             518,400              91,700              917,800
                                         ---------         -----------         -----------         ------------

Costs and expenses:
   Cost of advertising revenues .                                                                       426,000
   Cost of other revenues .......           67,100              89,100              50,100                9,400
   Research and development .....          339,100           1,128,800             364,100            1,328,100
   Sales and marketing ..........           37,200             780,800             162,100            6,772,100
   General and administrative ...          361,600           1,674,600             430,100            2,672,200
                                         ---------         -----------         -----------         ------------
         Total costs and expenses          805,000           3,673,300           1,006,400           11,207,800
                                         ---------         -----------         -----------         ------------

Loss from operations ............         (595,200)         (3,154,900)           (914,700)         (10,290,000)

Other income (expense):
   Interest expense .............          (13,000)            (33,600)             (9,800)            (143,100)
   Other ........................            8,600               9,800               7,900               30,100
                                         ---------         -----------         -----------         ------------
Net loss ........................        $(599,600)        $(3,178,700)        $  (916,600)        $(10,403,000)
                                         =========         ===========         ===========         ============




   The accompanying notes are an integral part of these financial statements.

                                             THE MCKINLEY GROUP, INC.

                                        STATEMENTS OF STOCKHOLDERS' DEFICIT


                                              Common Stock             Additional          Deferred
                                       ------------------------         Paid-In         Stock Option
                                         Shares         Amount          Capital         Compensation
                                       ---------        -------        -----------         --------
Balance at December 31, 1993 ....        425,000        $   700        $        --         $     --

Issuance of Common Stock for
   services .....................      4,356,250          7,200                 --               --
Sale of Common Stock for cash ...        127,500          1,300             98,700               --
Net loss ........................             --             --                 --               --
                                       ---------        -------        -----------         --------

Balance at December 31, 1994 ....      4,908,750          9,200             98,700               --

Issuance of Common Stock for
   services .....................         99,729          1,000            120,300               --
Antidilution issuance ...........         42,510            400               (400)              --
Sale of Common Stock for cash ...      1,482,883         14,800          1,875,200               --
Sale of Common Stock for equity
   securities ...................        267,857          2,700            372,300               --
Note payable conversion .........        405,000          4,000            271,000               --
Stock option exercises ..........          9,375            100              6,100               --
Unrealized gain .................             --             --                 --               --
Deferred stock option
   compensation .................             --             --             83,400          (83,400)
Net loss ........................             --             --                 --               --
                                       ---------        -------        -----------         --------

Balance at December 31, 1995 ....      7,216,104         32,200          2,826,600          (83,400)

Sale of Common Stock for cash,
   net of issuance costs of
   $47,900 ......................        106,249          1,100          1,351,000               --
Note payable conversion .........         15,625            100            249,900               --
Unrealized loss .................             --             --                 --               --
Stock options canceled ..........             --             --            (28,000)          28,000
Amortization of deferred stock
   option compensation ..........             --             --                 --            6,900
Net loss ........................             --             --                 --               --
                                       ---------        -------        -----------         --------


Balance at June 30, 1996 ........      7,337,978        $33,400        $ 4,399,500         $(48,500)
                                       =========        =======        ===========         ========

                                       Unrealized
                                    Gain (Loss) on
                                      Marketable                                  Total
                                        Equity           Accumulated          Stockholders'
                                      Securities            Deficit              Deficit
                                       ---------         ------------         ------------
Balance at December 31, 1993 ....      $      --         $         --         $        700

Issuance of Common Stock for
   services .....................             --                   --                7,200
Sale of Common Stock for cash ...             --                   --              100,000
Net loss ........................             --             (599,600)            (599,600)
                                       ---------         ------------         ------------

Balance at December 31, 1994 ....            --             (599,600)            (491,700)

Issuance of Common Stock for
   services .....................             --                   --              121,300
Antidilution issuance ...........             --                   --                   --
Sale of Common Stock for cash ...             --                   --            1,890,000
Sale of Common Stock for equity
   securities ...................             --                   --              375,000
Note payable conversion .........             --                   --              275,000
Stock option exercises ..........             --                   --                6,200
Unrealized gain .................        152,300                   --              152,300
Deferred stock option
   compensation .................             --                   --                   --
Net loss ........................             --           (3,178,700)          (3,178,700)
                                       ---------         ------------         ------------

Balance at December 31, 1995 ....        152,300           (3,778,300)            (850,600)

Sale of Common Stock for cash,
   net of issuance costs of
   $47,900 ......................             --                   --            1,352,100
Note payable conversion .........             --                   --              250,000
Unrealized loss .................       (112,600)                  --             (112,600)
Stock options canceled ..........             --                   --                   --
Amortization of deferred stock
   option compensation ..........             --                   --                6,900
Net loss ........................             --          (10,403,000)         (10,403,000)
                                       ---------         ------------         ------------
Balance at June 30, 1996 ......        $  39,700         $(14,181,300)        $ (9,757,200)
                                       =========         ============         ============

   The accompanying notes are an integral part of these financial statements.

                            THE MCKINLEY GROUP, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                                     Six Months Ended
                                                          Year Ended December 31,                         June 30,
                                                       -----------------------------         --------------------------------
                                                          1994               1995                1995                1996
                                                       ---------         -----------         -----------         ------------
                                                                                             (Unaudited)

Cash flows from operating activities:
   Net loss .....................................        $(599,600)        $(3,178,700)        $  (916,600)        $(10,403,000)
   Adjustments to reconcile net loss to net
   cash used in operating activities:
     Depreciation and amortization ..............            9,700              88,600              20,300              221,900
     Equity securities issued for services ......            7,200             196,300             132,900                   --
     Provision for doubtful accounts ............               --                  --                  --               44,000
     Provision for loan impairment ..............               --                  --                  --              629,200
     Loss on disposal of fixed assets and
       other assets .............................               --                  --                  --               90,200
     Changes in assets and liabilities:
       Accounts receivable ......................           (3,400)           (150,700)            (31,200)            (169,800)
       Employee advances ........................           (3,900)            (67,600)                500               92,000
       Other current assets .....................           (5,200)            (21,600)            (13,800)             (47,500)
       Other assets .............................          (20,100)            (38,200)            (19,400)              (4,600)
       Accounts payable .........................          128,600             575,700              30,400            1,790,400
       Accrued liabilities ......................          112,400             387,800             174,200              521,400
       Payable to Netscape Communications Corp...               --                  --                  --            3,500,000
       Deferred revenues ........................               --             105,000              15,000            1,530,100
                                                         ---------         -----------         -----------         ------------

Net cash used in operating activities ...........         (374,300)         (2,103,400)           (607,700)          (2,205,700)
                                                         ---------         -----------         -----------         ------------

Cash flows from investing activities:
   Purchase of property and equipment ...........          (72,400)           (279,400)            (67,600)            (285,700)
   Purchase of investments ......................               --            (357,700)                 --                   --
   Sale of investments ..........................               --                  --                  --              352,800
   Notes and advances to Novo MediaGroup, Inc....               --                  --                  --             (629,200)
                                                          ---------         -----------         -----------         ------------

Net cash used in investing activities ...........          (72,400)           (637,100)            (67,600)            (562,100)
                                                          ---------         -----------         -----------         ------------

Cash flows from financing activities:
   Proceeds from sale of Common Stock ...........          100,000           1,896,300           1,620,000            1,400,000
   Proceeds from issuance of notes payable ......          328,500             495,900             270,200            1,040,000
   Proceeds from (repayment of) margin
     account borrowings .........................               --             146,000                  --             (146,000)
   Proceeds from bank borrowings ................               --             650,000                  --              450,000
   Principal payments on notes payable ..........               --            (262,500)                 --                   --
   Payments on capital lease obligations ........               --             (33,000)           (181,800)            (111,200)
                                                         ---------         -----------         -----------         ------------

Net cash provided by financing activities .......          428,500           2,892,700           1,708,400            2,632,800
                                                         ---------         -----------         -----------         ------------

Net increase (decrease) in cash and cash
   equivalents ..................................          (18,200)            152,200           1,033,100             (135,000)
Cash and cash equivalents at beginning
   of year ......................................           19,200               1,000               1,000              153,200
                                                         ---------         -----------         -----------         ------------

Cash and cash equivalents at end of year ........        $   1,000         $   153,200         $ 1,034,100         $     18,200
                                                         =========         ===========         ===========         ============

Supplemental disclosures (Note 3):
   Cash paid for interest .......................        $      --         $    17,300         $     2,600         $     60,100
                                                         =========         ===========         ===========         ============
   Cash paid for income taxes ...................        $     800         $       800         $       800         $      2,100
                                                         =========         ===========         ===========         ============


   The accompanying notes are an integral part of these financial statements.

                            THE MCKINLEY GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - THE COMPANY:

THE COMPANY

     The McKinley Group, Inc. (the "Company") was incorporated in Delaware on December 7, 1993. The Company's principal business activities include Internet advertising, licensing of Internet directory technology and publishing Internet directory content. Advertising services are offered primarily to corporate entities seeking to expand their market presence through the Internet's Worldwide Web. Domestic and international Internet service providers comprise the principal market for the Company's Internet directory technology. Internet directory content, in both paper and digital formats, is marketed to individual and corporate Internet users.

     The Company has suffered recurring losses from operations, has a net capital deficiency at June 30, 1996 of approximately $9,800,000 and was not in compliance with certain covenants underlying outstanding bank borrowings. In addition, the Company's management and Board of Directors have assessed the existing market for its Internet publishing and directory services and have concluded that to effectively compete in such market would require significant additional equity financing, which the Company has been unable to obtain. In response to these factors, which raise substantial doubt about the Company's ability to continue as a going concern, the Board of Directors have caused or accepted the resignation of certain officers and key employees, including the Company's Chief Executive Officer and have implemented a plan to maintain operations until a viable financing or liquidation strategy can be developed.

     On August 6, 1996, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with Excite, Inc. (Excite). Consummation of the Agreement is subject to resolution of various matters, including approval by stockholders of the Company and of Excite. Upon the effectiveness of the Agreement, the Company's stockholders will exchange all of their shares of Common Stock for shares of Common Stock of Excite, in a business combination to be accounted for as a pooling of interests. Under a Memorandum of Agreement dated June 27, 1996 and through August 5, 1996, Excite has provided the Company with working capital advances totaling approximately $2.6 million. The advances accrue interest at a specified prime rate plus 2%, are subordinated to $1,100,000 of existing bank borrowings and are collateralized by a security interest in all assets of the Company.

     In the event that the Agreement with Excite is not consummated, it is possible that the Company would be unable to continue operations and that the Board of Directors would be required to pursue other merger strategies or liquidation. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

     From December 7, 1993 (inception) through December 31, 1993, the Company had no revenue and incurred $51,300 in general and administrative expenses. These operating costs, which are considered insignificant, have been included in the results of operations for the year ended December 31, 1994.

                            THE MCKINLEY GROUP, INC.

USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company's advertising revenues are derived principally from short-term advertising contracts which guarantee a minimum number of "impressions" or times that any advertisement is delivered by the Company's Internet directory server and viewed by an Internet user. Advertising revenues are recognized over the contract term using the percentage of completion method based on the number of impressions delivered as a percentage of the guaranteed minimum or recognized ratably over the contract term once the minimum guaranteed impressions are met. Revenues from the sale of certain advertising space are shared with third parties pursuant to the terms of certain agreements. The Company records advertising revenues, net of amounts allocable to third parties under the terms of such agreements. To date, amounts allocable to third parties have not been significant.

     Revenues from the license of Internet directory content and technology are recognized at the time of delivery provided that no significant obligations remain and collection of the resulting receivable is considered probable. Any insignificant vendor obligations are accrued at the time of sale.

     Other revenues during the periods from December 7, 1993 (inception) through December 31, 1995, are composed primarily of contract revenues earned under agreements to modify the Company's Internet directory technology and are recognized as the work is performed. Other revenues for the six months ended June 30, 1996, are composed primarily of royalties from book publishing arrangements, which are recognized when earned.

PRODUCT DEVELOPMENT COSTS

     The costs of developing and maintaining the Company's proprietary Internet directory and databases are expensed as incurred and are included in research and development costs.

     Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. All product development costs have been expensed as incurred.

                            THE MCKINLEY GROUP, INC.

ADVERTISING COSTS

     Advertising costs incurred by the Company are recorded as an expense the first time an advertisement appears. Advertising expenses for the years ended December 31, 1994 and 1995, respectively, were insignificant. For the six months ended June 30, 1996, the Company incurred approximately $5.2 million in advertising expenses.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVESTMENTS

     Management determines the appropriate classification of its investments at the time of purchase and reevaluates the classification at each reporting date. Investment securities classified as trading are reported at fair value and the net unrealized gains and losses are included as part of results from operations. Investments classified as available-for-sale are recorded at fair value and net unrealized gains and losses are recognized as a separate component of stockholders' deficit.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash, cash equivalents, and investments with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are considered to be limited due to the quality of customers comprising the Company's customer base and their dispersion across varying business segments and geographies. The Company performs ongoing credit evaluations of its customers' financial condition to determine the need for an allowance for doubtful accounts. Gross accounts receivable at December 31, 1994 were insignificant. Three customers accounted for approximately 65%, 16%, and 12%, respectively, of total accounts receivable at December 31, 1995. Two customers accounted for approximately 32% and 16%, respectively, of total accounts receivable at June 30, 1996. Two customers accounted for approximately 73% and 24%, respectively, of total revenue in 1994. Three customers accounted for approximately 48%, 29%, and 14%, respectively, of total revenue in 1995. Four customers accounted for approximately 30%, 20%, 13% and 10%, respectively, of total revenue during the six months ended June 30, 1996. One customer accounted for 89% of total revenue during the six months ended June 30, 1995.

                            THE MCKINLEY GROUP, INC.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease terms. Repair and maintenance costs are charged to expense as incurred.

INCOME TAXES

     Income taxes are provided using the asset and liability approach. Under the asset and liability approach, deferred taxes are provided for the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Tax credits are treated as reductions of income taxes in the year in which the credits are used for income tax purposes.

     From inception through December 31, 1994, the Company elected to be treated as an "S Corporation" for federal and state income tax purposes. Under these elections, tax losses and other tax attributes resulting from the Company's operations were passed-through to stockholders. Accordingly, net operating loss and tax credit carryforwards generated during this period are not available to the Company. Effective January 1, 1995, the Company revoked its S Corporation elections.

STOCK DIVIDENDS

     Share information for all periods presented has been retroactively adjusted to reflect a 1,000-for-1 split of Common Stock in September 1995, 1.46-for-1 split in May 1995 effected in the form of a dividend, and a 3-for-1 split in February 1996.

INTERIM RESULTS (UNAUDITED)

     The accompanying statements of operations and of cash flows for the six months ended June 30, 1995 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the six months ended June 30, 1995 and 1996 are not necessarily indicative of the results to be expected for any other period or for the year ending December 31, 1996. The financial data and other information disclosed in these notes to financial statements related to the six months ended June 30, 1995 is also unaudited.

NEW ACCOUNTING PRONOUNCEMENTS

     The Company accounts for its Stock Option Plan and Employee Stock Purchase Plan in accordance with the Provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-based Compensation." FAS 123 is effective for fiscal

                            THE MCKINLEY GROUP, INC.

years beginning after December 15, 1995. The Company expects to continue to account for its plans in accordance with the provisions of APB 25. Accordingly, FAS 123 is not expected to have any material impact on the Company's financial position or results of operations.

NOTE 3 - NONCASH FINANCING ACTIVITIES:

     During 1995 and the six months ended June 30, 1996, computer equipment with a cost of $505,900 and $531,300, respectively, was acquired under capital lease obligations.

     During May 1995, $250,000 in notes payable to a Director were converted pursuant to the original note terms, into 375,000 shares of the Company's Series A Common Stock. Additionally, $25,000 in notes payable to a nonrelated party were converted into 30,000 shares of the Company's Series A Common Stock.

     During May 1995, the Company granted 99,729 shares of Series A Common Stock to certain key employees and recognized $121,300 as compensation expense.

     During June 1995, 267,857 shares of Series A Common Stock were sold to NETCOM On-Line Communication Services, Inc. ("Netcom") for 12,565 Netcom Common Shares with a market value of $300,000 on the transaction date. Additionally, in connection with this investment, certain officers, directors and employees of the Company received options to purchase Netcom common stock valued at $75,000, which was recorded as compensation expense and additional paid-in capital.

     During January 1996, $250,000 of notes payable to a nonrelated party were converted into 15,625 shares of Series B Common Stock.

                            THE MCKINLEY GROUP, INC.

NOTE 4 - INVESTMENTS AND RESTRICTED INVESTMENTS:

     The cost and fair market value of investments, which are based on quoted market prices at December 31, 1995, are as follows:

                                                                            Gross      Gross
                                                Historical               Unrealized  Unrealized
                                                   Cost      Fair Value     Gain        Loss
                                                 --------     --------     ------      ------
     December 31, 1995
     Trading:
         Corporate equity securities .......     $101,100     $103,300     $3,700      $1,500
         Corporate and government bonds.....      204,700      202,000         --       2,700
         Mutual funds ......................       50,400       52,400      2,000          --
                                                 --------     --------     ------      ------
                                                 $356,200     $357,700     $5,700      $4,200
                                                 ========     ========     ======      ======

     At December 31, 1995 and June 30, 1996, the Company held investments with a book value of $300,000 and a fair market value of $452,300 and $339,700, respectively. These investments are being held as collateral by a financial institution against the Company's line of credit borrowings; see Note 6.


NOTE 5 - BALANCE SHEET COMPONENTS:

                                                            December 31,               June 30,
                                                     --------------------------      -----------
                                                       1994             1995             1996
                                                     ---------      -----------      -----------
     Property and equipment, net:
       Computer equipment ......................     $  79,300      $   664,800      $ 1,476,400
       Purchased internal-use software .........            --          176,600           64,400
       Leasehold improvements ..................            --           16,000           45,000
       Furniture and fixtures ..................            --            7,200            7,200
                                                     ---------      -----------      -----------
                                                        79,300          864,600        1,593,000
       Accumulated depreciation and amortization        (9,700)         (98,300)        (310,000)
                                                     ---------      -----------      -----------
                                                     $  69,600      $   766,300      $ 1,283,000
                                                     =========      ===========      ===========

     At December 31, 1995 and June 30, 1996, computer equipment includes $505,900 and $1,037,200 financed under capitalized lease obligations and the related accumulated amortization totaled $28,600 and $159,600, respectively.

                                                           December 31,           June 30,
                                                     -----------------------     ----------
                                                       1994          1995           1996
                                                     --------     ----------     ----------
     Accrued liabilities:
       Accrued payroll and benefits ............     $ 43,200     $  378,300     $  256,700
       Royalties payable to related parties ....       52,600         51,700         36,200
       Accrued interest ........................       16,600         32,900         87,600
       Deferred rent ...........................           --         37,300         34,300
       Accrued consulting ......................           --             --        250,000
       Other accrued liabilities ...............           --             --        404,700
                                                     --------     ----------     ----------
                                                     $112,400     $  500,200     $1,069,500
                                                     ========     ==========     ==========

                            THE MCKINLEY GROUP, INC.

NOTE 6 - SHORT-TERM BORROWINGS AND NOTES PAYABLE:

SHORT-TERM BORROWINGS

     The Company has a $1.0 million revolving line of credit with a bank available through October 31, 1996. Additionally, in May 1996, the Company received $100,000 from the same bank under a demand note. Borrowings under the line and the note at June 30, 1996 totaled $1.1 million and are collateralized by all the Company's assets and by personal guarantees from certain officers and stockholders. Interest on borrowings is payable monthly at the bank's prime rate plus 1% (9.25% at June 30, 1996). Among other provisions, the Company is required to maintain $400,000 in cash deposits and unencumbered securities and comply with certain other financial covenants. In addition, payment of cash dividends is prohibited without the bank's prior written consent. At June 30, 1996, the Company was not in compliance with the deposit and certain other financial covenants and has received a waiver for such covenant violations through October 31, 1996. At June 30, 1996, investments with a carrying amount of $300,000 (fair market value at June 30, 1996 was $339,700) were held by the bank as collateral for the line of credit borrowings and are not available to the Company.

NOTES PAYABLE

     Notes payable consist of the following:

                                                  December 31,              June 30,
                                           --------------------------      ----------
                                              1994           1995             1996
                                           ---------      -----------      ----------

     Notes payable - related parties ..     $ 221,000      $    36,900      $1,076,900
     Notes payable - other ............       207,500          350,000         100,000
                                            ---------      -----------      ----------
                                              428,500          386,900      $1,176,000
                                                                            ==========
     Less current portion .............      (328,500)        (102,900)
                                            ---------      -----------
                                            $ 100,000      $   284,000
                                            =========      ===========

     Notes payable represent amounts due to individuals with interest rates ranging from 6.0% to 11.0%. In January 1996, the Company converted $250,000 of notes payable into 15,625 shares of Series B Common Stock.

     Notes payable in the amount of $500,000 are mandatorily convertible into Common Stock upon the closing of a venture capital financing in excess of $3 million. Notes payable in the amount of $270,000 may be converted into Common Stock at the election of the holder.

                            THE MCKINLEY GROUP, INC.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

LEASES

     The Company leases certain computer equipment under capital lease agreements that expire in varying amounts through June 1999. Principal is payable in monthly installments from the inception of each borrowing. In addition, the Company is obligated under various noncancelable operating leases for office space and equipment. Rent expense under noncancelable operating leases totaled $23,500 and $111,500 during the years ended December 31, 1994 and 1995, respectively, and $18,000 and $118,700 for the six months ended June 30, 1995 and June 30, 1996, respectively.

     Future minimum payments under capital lease obligations and noncancelable operating leases were as follows:

                                                    Capital        Operating
                                                    Leases          Leases
                                                  -----------      --------

   Six months ending December 31, 1996 .....     $   225,300      $124,900
   Year ending December 31,
     1997 ..................................         427,900       260,100
     1998 ..................................         348,700       153,100
     1999 ..................................          25,300         9,000
                                                 -----------      --------
   Total minimum lease payments ............       1,027,200      $547,100
                                                                  ========
   Amounts representing interest ...........        (134,100)
                                                 -----------
   Present value of minimum lease payments..         893,100
   Current portion .........................        (365,100)
                                                 -----------
   Long-term portion .......................     $   528,000
                                                 ===========


ADVERTISING AGREEMENT

     In March 1996, the Company entered into a one year contract with Netscape Communications Corp. ("Netscape") to be listed as one of five "Premier Providers" of Internet search and directory services on Netscape's Internet home page. In exchange for such listing, the Company is obligated to pay Netscape $5,000,000 over the one year contract period, which began on April 10, 1996. The $5,000,000 obligation was charged to advertising expense in April 1996 and is included in sales and marketing expenses for the six months ended June 30, 1996.

     In May 1996, the Company entered into an advertising contract with Netscape to deliver a guaranteed number of Netscape advertisement impressions through its Internet directory service. As consideration for such advertising services, Netscape agreed to reduce the $5,000,000 Premier Provider obligation by $1,500,000, which has been reclassified to deferred revenues and will be recognized as the guaranteed Netscape impressions are delivered.

                            THE MCKINLEY GROUP, INC.

ROYALTY OBLIGATION

     During February 1996, the Company entered into an exclusive technology license agreement with a provider of on-line information services. The agreement requires minimum advance royalty payments of $10,000 during 1996. To retain the exclusive rights to such technology, royalties payable based on the Company's usage of such technology must exceed $21,000 per month. The Company has the ability to terminate the agreement without penalty upon 30 days advance notice.

LITIGATION

     Various claims arising from vendor payment disputes and other matters in the ordinary course of business, seeking monetary damages and other relief, are pending against the Company. The amount of liability, if any, from such claims, cannot be determined with certainty; however, in the opinion of management, the ultimate liability for such claims will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

     The Company has received a claim for approximately $80,000 from a consultant. The Company believes the claim is without merit and believes that the ultimate outcome of this claim will not have a material adverse effect on the Company's business, financial condition or results of operations.


NOTE 8 - INCOME TAXES:

     During the period subsequent to January 1, 1995, the Company incurred losses and consequently had no provision for income taxes.

     At June 30, 1996, the Company had federal and state net operating loss carryforwards of approximately $11.7 million. The federal and state net operating loss carryforwards expire in 2010 and 2005, respectively. Should a substantial change in the Company's ownership occur, utilization of net operating loss and research and development credit carryforwards will be limited.

      At December 31, 1995 and June 30, 1996, deferred tax assets of approximately $1.2 million and $5.4 million, respectively, are composed primarily of net operating loss carryforwards. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the lack of significant history of profits, recent increases in expense levels, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets, and the uncertainty regarding market acceptance of the Company's products. Based on the currently available evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize the Company's deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

                            THE MCKINLEY GROUP, INC.

NOTE 9 - STOCKHOLDERS' EQUITY:

     At December 31, 1994 and December 31, 1995, the Company was authorized to issue 1,500 and 10,000,000 shares, respectively, with no par value and with a par value of $0.01 per share, respectively. In February 1996, the Company's Board of Directors amended the Company's Certificate of Incorporation to provide for the authorization to issue 30,000,000 shares of $0.01 par value Common Stock, of which 29,903,125 are designated Series A Common Stock and the remaining 96,875 are designated as Series B Common Stock. Additionally, the amendment allowed for the authorization of 5,000,000 shares of $0.01 par value Preferred Stock, of which 316,456 shares are designated Series A. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

SERIES A AND SERIES B COMMON STOCK

     The holders of each of the series of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of Directors, and do not have cumulative voting rights. Additionally, each holder of Common Stock is entitled to receive a noncumulative declared dividend in proportion to the number of shares held on an "as if converted" basis. To date, the Company has not declared or paid any dividends. Upon liquidation, dissolution or winding up of the Company, the holders of Series A Common Stock will be entitled to share ratably in the net assets legally available for distribution to the stockholders after the payment of all debts and other liabilities of the Company, subject to the prior rights of any Series B Common Stock and Preferred Stock then outstanding. All outstanding shares of Common Stock are fully paid and nonassessable.

     The Series B Common Stock have rights and privileges equivalent to the Series A Common Stock and have a liquidation preference equal to $16.00 per share which is subordinated to the rights of the Series A Preferred Stock holders. Each share of Series B Common Stock is convertible at the option of the stockholder into Series A Common Stock based on a conversion formula which currently results in a 3 for 1 conversion ratio. However, the Series B Common Stock automatically converts into Series A Common Stock upon the closing of the sale of the Company's Common Stock in an underwritten public offering which is based upon the aforementioned conversion formula if the minimum net proceeds to the Company are $15 million and the minimum price per share is $8.00.

SERIES A PREFERRED STOCK

     The Series A Preferred Stock have certain rights, preferences and restrictions with respect to voting, dividends, conversion and liquidation. Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Series A Common Stock into which such shares of Series A Preferred Stock could be converted. Additionally, the holders of Series A Preferred Stock, voting as a single class, are entitled to elect one member of the Board of Directors. No shares were outstanding as of June 30, 1996.

                            THE MCKINLEY GROUP, INC.

WARRANTS

     In October 1995, in connection with obtaining a working capital line of credit from a bank, the Company issued a warrant to purchase 26,192 shares of Series A Common Stock with an exercise price of $2.67 per share. This warrant is exercisable through September 30, 2090, and was deemed to have a nominal value at the date of grant. See Note 6.

     On February 1, 1996, the Company entered into a consulting services agreement with Creative Artists Agency ("CAA"). Under the terms of the agreement, the Company is required to pay $500,000 of professional fees over the term of the agreement or a prorated amount thereof, subject to a minimum payment of $250,000, if the agreement is prematurely terminated before January 31, 1997. At June 30, 1996, the Company had accrued $250,000 relating to this arrangement. Additionally, the Company issued a warrant to purchase 86,787 shares of the Company's Series A Common Stock with an exercise price of $8.28 per share. The warrant was deemed to have nominal value at the date of issuance and will be fully-vested on January 31, 1997. The warrant expires on January 31, 1999, unless the consulting services agreement is terminated prior to January 31, 1997 by CAA, in which case the warrant will immediately terminate.

     In April 1996, in connection with obtaining an increase in the amount available under its working capital line of credit, the Company issued a warrant to purchase 2,619 shares of Series A Common Stock with an exercise price of $2.67. This warrant is exercisable through April 18, 2001, and was deemed to have a nominal value at the date of grant.

INITIAL PUBLIC OFFERING COSTS

     During the six months ended June 30, 1996, general and administrative expenses include approximately $594,000 of costs associated with the Company's unsuccessful efforts to raise equity capital through an initial public offering.

                            THE MCKINLEY GROUP, INC.

NOTE 10 - STOCK OPTIONS:

     During 1995 and 1996, the Company granted 113,625 and 190,575, respectively, of nonqualified options to purchase the Company's Series A Common Stock. These options expire no later than seven years from the date of grant and vest over periods ranging from three to four years. During 1995, the Company identified a compensation element relating to the nonqualified option grants aggregating $83,400 which will be recognized over the vesting periods. During the six months ended June 30, 1996, the Company canceled 18,750 of these options and reduced the amount of compensation expense to be recognized by $55,400. $6,900 of compensation expense was recognized during the six months ended June 30, 1996.

     In February 1996, the Company adopted the 1996 Stock Incentive Plan ("Incentive Plan") and the 1996 Employee Stock Purchase Plan ("Purchase Plan"). These plans are administered by a committee of the Board of Directors (the "Committee") and are subject to stockholder approval.

1996 STOCK INCENTIVE PLAN

     The Company has reserved 1,125,000 shares of Series A Common Stock for issuance of restricted shares, stock units, nonqualified and incentive stock options, and stock appreciation rights to the Company's employees, consultants and outside directors. Under the provisions of the Incentive Plan, nonqualified stock options to purchase 20,000 shares of the Company's Common Stock will be granted to outside directors (with certain exceptions) upon their becoming a member of the Board of Directors. An additional 5,000 options will be granted to outside directors on each anniversary date thereafter. Options under the Incentive Plan will be granted at the fair value of the stock at the grant date, and vest on each one year anniversary over a four-year period. Options granted under the Incentive Plan have a term of up to 10 years, while the Committee has the discretion to provide for restrictions and the lapse thereof in respect of restricted stock awards. For the six months ended June 30, 1996, 142,500 shares were issued under the Incentive Plan.

     Share activity under the Company's 1996 Stock Incentive Plan and from the issuances of nonqualified stock options is as follows:

                                                    Shares            Options Outstanding
                                                   Availabl e     ---------------------------
                                                   for Grant        Shares          Prices
                                                   ---------      --------         --------
     Plan inception .........................      1,125,000
       Options granted ......................       (113,625)      113,625      $0.67 - $2.83
       Options exercised ....................             --        (9,375)              0.67
                                                   ---------      --------
     Balance at December 31, 1995 ...........      1,011,375       104,250       1.33 -  2.83
       Options granted ......................       (333,075)      333,075       1.33 -  5.54
       Options canceled .....................        263,694      (263,694)      1.33 -  5.54
                                                   ---------      --------
     Balance at June 30, 1996 ...............        941,994       173,631       1.33 -  5.54
                                                   =========      ========

     Options exercisable at June 30, 1996....                       10,131
                                                                  ========

                            THE MCKINLEY GROUP, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

     The Company has reserved 750,000 shares of Series A Common Stock for issuance under the Purchase Plan. During each purchase period, eligible employees may designate a portion of their cash compensation, subject to certain limitations, to be deducted from their compensation for the purchase of Series A Common Stock. The purchase price of the shares under the Purchase Plan is equal to 85% of the lesser of the fair market value per share, as defined by the Purchase Plan, on the last trading day before the participation period or the last trading day of the current participation period. No shares have been issued under the Purchase Plan.


NOTE 11 - RELATED PARTY TRANSACTIONS:

NETCOM ON-LINE COMMUNICATION SERVICES, INC. STOCK PURCHASE

     On June 28, 1995, the Company sold 1,125,000 shares of its Common Stock to NETCOM On-Line Communication Services, Inc. ("Netcom") for $1,200,000 and 12,565 Netcom common shares with a market value at the date of grant equal to $23.88 per share or $300,000. In connection with the Netcom investment, certain of the Company's officers, directors and employees were granted 50,000 options to purchase Netcom common stock at an exercise price of $23.88 per share. The Company estimated the value of these options to be $75,000, which was recorded as compensation expense in 1995.

EMPLOYEE ADVANCES

     At December 31, 1995, employee advances include two $50,000 promissory notes receivable from officers of the Company. The notes bear interest at prime plus 1% and were repaid in January 1996.

PUBLISHING ROYALTIES

     During 1994, 1995 and the six months ended June 30, 1996, the Company incurred $40,300, $20,200 and $4,600, respectively, of royalty expenses that were payable to an officer and director of the Company.

CONSULTING AGREEMENTS

     During 1995, the Company incurred fees totaling $104,000 for consulting services by a corporation owned by an individual who is an officer and director of the Company.

     During 1994, the Company entered into an agreement with a Director to provide various consulting and business advisory services. Under the agreement, the Company is obligated to make quarterly payments of $5,000.

DEBT FORGIVENESS

     In 1994, the Company wrote off loans totaling $29,000 to a company in which an officer of the Company held an equity interest.

                            THE MCKINLEY GROUP, INC.

NOTE 12 - NOVO MEDIAGROUP, INC.  NOTE RECEIVABLE:

     At June 30, 1996, the Company had a notes and advances receivable due from Novo MediaGroup, Inc. in the amount of $630,200, of which $330,000 was evidenced by an 8% promissory note convertible into shares of Novo MediaGroup, Inc. Common Stock. Based on management's assessment of the financial uncertainty with regard to Novo Media's ability to repay the outstanding amounts, an impairment reserve of $630,200 was provided at June 30, 1996.


NOTE 13 - SUBSEQUENT EVENTS:

SEPARATION AGREEMENTS

     In July and August 1996, the Company entered into severance agreements with eight officers and employees and accrued aggregate severance costs of approximately $843,000 as of the agreement dates. The severance agreements provide up to twelve months salary, depending upon each employee's position and length of service with the Company.